Net Talk.com, Inc.

1100 NW 163rd Drive

Miami, Florida 33169

(305) 621-1200

Fax (305) 621-1201

February 27, 2009

VIA FACSIMILE (202) 772 9205

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549

RE:	Net Talk.com, Inc.
Registration Statement (Form S-1)
Filed February 9, 2009

Dear Mr. Dharia:

Thank you for the opportunity to address your preliminary questions on certain accounting conclusions reflected in the financial statements included with the Registration Statement on Form S-1 filed by Net Talk.com, Inc. (“Net Talk”). I have stated each of your questions in the body of this letter, as they were communicated to our legal counsel via telephone on Tuesday, February 24, 2009, and responded to each. While I believe I have covered the substance of the questions, please feel free to call me and discuss any specific aspects of our conclusions or any other questions that you have as you review Net Talk’s filing.

QUESTION 1: BRIEFLY DESCRIBE THE TRANSACTION.

Response:

The following is a brief description of the transactions in their chronological order:

•

Discover Screens, Inc. (“Discover Screens”) was incorporated on May 1, 2006 as a Florida corporation. Discover Screens’ business model involved developing and marketing interactive, visual billboards to be placed in places of high pedestrian traffic. The business model was unsuccessful.

•

Interlink Global Corporation (“Interlink”) was incorporated on October 22, 2004. Interlink offered telecommunication and Internet service to its customers. In the summer of 2008, Interlink began to develop the “TK 6000,” the voice over internet protocol (“VoIP”) product that is now Net Talk’s major product.

•	In 2006, Discover Screens completed an offering of common stock and warrants that raised approximately $0.3 million. Midtown Partners & Co., LLC served as placement agent for that transaction.

•

On November 29, 2005 and on February 28, 2006, Interlink issued an aggregate of $3.3 million in convertible notes and warrants to Vicis Capital Master Fund (“Vicis”). Interlink subsequently defaulted on these obligations.

•	On September 10, 2008, the following transactions occurred contemporaneously:

•	Vicis exercised its rights as a creditor of Interlink to seize assets.

•	Discover Screens changed its name to Net Talk.com, Inc.

•	Pursuant to a Contribution Agreement Vicis conveyed, through legal sale, the assets seized from Interlink to Net Talk in exchange for $1.0 million face value of convertible notes and warrants.

•

Pursuant to a Securities Purchase Agreement and related agreements, Debt Opportunity Fund, LLLP (“Debt Opportunity”) funded Net Talk $0.5 million in exchange for convertible notes and warrants under identical terms and conditions as those issued in relation to the Contribution Agreement.

•	Net Talk and Interlink entered into an Assignment of Intellectual Property Agreement wherein all rights to intangible assets were assigned to Net Talk.

•	Net Talk issued 6,000,000 shares of common stock to the newly appointed management team of Net Talk as compensation, recognizing $1.5 million in compensation expense.

•

On September 12, 2008, Vicis, Net Talk and Debt Opportunity entered into a Securities Purchase and Assignment Agreement in which Debt Opportunity assigned to Vicis the warrants and notes Debt Opportunity purchased in the Securities Purchase Agreement dated September 10, 2008.

•

At the time of the above transactions and exchanges, common stockholder ownership between Net Talk and Interlink amounted to 5.0%. That is, three shareholders who owned 22.0% of Interlink owned 5% of Net Talk. I have provided further details in Question Five, below.

QUESTION 2: HOW WAS THE TRANSACTION ACCOUNTED FOR?

Response:

For clarification, internally, in Net Talk’s filing and in this response, we define the assets that were acquired from Vicis through the Contribution Agreement dated September 10, 2008 as the “Interlink Asset Group.” This description is used to distinguish between those specific tangible and intangible assets that Net Talk acquired, pursuant to the Contribution Agreement and the Assignment of Intellectual Property Agreement, and those other assets and operations that Vicis did not sell to Net Talk; that is, those operations of Interlink that continue.

We accounted for Net Talk’s purchase of the Interlink Asset Group following the guidance of SFAS 142 and other standards related to capital expenditure (i.e. purchase of the tangible fixed assets). SFAS 142, in paragraph 4, provides that the initial recognition and measurement provisions of that Statement apply to intangible assets acquired individually or with a group of other assets (but not those acquired in a business combination). Please see my response to Question 4 below for an explanation as to why we did not account for the transaction as a purchase business combination.

Our accounting was conducted by applying a step-by-step approach that we believe was appropriate to provide for the accounting under the aforementioned context.

Our first step was to identify all of the assets that Net Talk acquired, particularly as to the intangible assets that were both specifically and generally identified in the Assignment of Intellectual Property. We note that, as discussed in the second step, “since goodwill cannot be recognized, the process of identifying and fully valuing intangible assets must be rigorous” (quotation by reference to PwC Comperio ARM 5070.41).

We performed a thorough review of the types of intangible assets that we purchased, tracking the guidance of SFAS 141.A14 Examples of Intangible Assets that Meet the Criteria for recognition Apart from Goodwill, by analogy. Although we did not apply purchase accounting, the checklist form provided in A14 was very useful.

We considered, but did not recognize In-Process R&D in our accounting. We noted that SFAS 2.11c provides that intangible assets that are purchased directly from others (and not in a business combination) for a particular R&D project should be expensed if the intangibles have no alternative future use (in other R&D projects or otherwise) and therefore no separate economic value. Since the TK 6000 program was in a development stage on the date of purchase, we considered whether In-Process R&D was present. After careful review, we concluded the development activities acquired were de minimus on a number of points including the fact that the project idea originated in only July 2008 (less than two months before the purchase) and no substantive development efforts or costs had been incurred.

Our second step was to develop fair values for each of the tangible and intangible assets that we purchased. This step is necessary to comply with SFAS 142.9 which provides that an intangible asset that is acquired either individually or with a group of other assets (but not those acquired in a business combination) shall be initially recognized and measured based on its fair value. SFAS 142.9 further states that the cost of a group of assets acquired in a transaction other than a business combination shall be allocated to the individual assets acquired based on their relative fair values and shall not give rise to goodwill. See step four. For this purpose, we used various techniques that we believe to be reasonable and customary for intangible assets, such as relief from royalty on the trademarks, and discounted cash flow, using risk-adjusted built-up rates.

Our third step was to determine the purchase price that Net Talk paid for the acquired assets. SFAS 142 provides that the general concepts related to initial measurement of assets acquired in exchange transactions, including intangible assets, are provided in paragraphs 5-7 of SFAS 141. SFAS 141.6 provides that exchange transactions in which the consideration given is cash are measured by the amount of cash paid. However, if the consideration given is not in the form of cash (that is, in the form of noncash assets, liabilities incurred, or equity interests issued), measurement is based on the fair value of the consideration given or the fair value of the asset (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measurable.

The purchase price for the assets transferred was made in the form of a convertible debenture and warrants. Based upon the application of other accounting standards (e.g. EITF 00-19 and SFAS 133), the warrants did not achieve equity classification and are classified as liabilities on the issuance date at their fair values. Those other standards did not require fair value measurement of the debenture or any component thereof (i.e. the conversion feature).

For purposes of establishing the purchase price, we reviewed all elements of the valuations and accounting associated with the issuance of financial instruments and we concluded that fair value of the consideration was a better indicator of the value of the exchange for a number of reasons, but principally due to the fact that the consideration was subjected to careful negotiation with the creditor/investor. Conversely, the value of assets, largely intangible in nature, are subject to highly subjective valuation techniques that, while ultimately reasonable, are not as precise as the value that management associated with the financial instruments issued.

Net Talk’s management believes that this determination is highly subjective. However, we believe that we have carefully considered all pertinent information in drawing this conclusion and that it is a reasonable conclusion given the facts and circumstances.

Our fourth step was to allocate the purchase consideration to the assets that we acquired. We note that SFAS 141.9 provides (and I repeat to emphasize the salient point) the cost of a group of assets acquired in a transaction other than a business combination shall be allocated to the individual assets acquired based on their relative fair values and shall not give rise to goodwill.

We did not allocate the consideration “fully” using the relative fair value approach, because the results of the second and third steps, above, resulted in an “excess” of cost over the fair values of the assets, and we identified certain intangible assets that had indefinite lives.

Indefinite-lived intangible assets are not subject to impairment testing under SFAS 144 but rather are carried at the lower of cost or fair value using a one-step impairment test prescribed by SFAS 142.17. The impairment test compares the fair value of an indefinite-lived intangible asset with the asset’s carrying amount. Accordingly, allocating any of the excess would result in a day-one impairment. Accordingly, we allocated the purchase price first to the indefinite lived intangible assets and second to the other long-lived assets based upon their relative fair values as a group.

We believe that this practice is reasonable and appropriate. In fact, we found several references to this practice, including the example that PwC presents in its Comperio Service (ref-ARM 5070.415).

We believe that avoiding a day-one impairment is appropriate in these circumstances. In addition, we would like to note that we ran a day-one SFAS 144 impairment test on the other long-lived assets, since the allocation resulted in their measurement above fair value, and determined that no impairment is required.

We understand that we are required to evaluate our assets for impairment under SFAS 142 and SFAS 144. We also understand that the establishment of a useful life for our currently indefinite lived intangible assets requires ongoing considerations based upon facts and circumstances.

Finally, we wanted to mention that under the fourth step, a difference in the value of the consideration (i.e. the convertible notes) for accounting and tax purposes is what gave rise to the deferred income tax item.

We believe that this step-by-step process in applying SFAS 142 was reasonable and appropriate given the circumstances surrounding the transaction.

QUESTION 3: WHY WAS IT ACCOUNTED FOR IN THIS MANNER?

QUESTION 4: WHY WAS THE TRANSACTION NOT ACCOUNTED FOR AS A BUSINESS COMBINATION (ADDRESSING ALSO WHY IT WAS NOT TREATED AS A REVERSE ACQUISITION)?

Response:

Please allow us to combine our responses to Questions 3 and 4.

Our selection of the accounting described in our response to Question 2 arose from our consideration of all accounting guidance, including SFAS 141. In fact, our first consideration was whether our purchase of the Interlink Asset Group fell within the context of SFAS 141.

Similar to our approach to application of SFAS 142, described in our response to Question 2, we view application of these standards as requiring a step-by-step approach. The first step that we followed for applying SFAS 141, was determining whether the transaction was in the Standard’s Scope. As stated in SFAS 141.9, for purposes of applying this Statement, a “business combination” occurs when an entity acquires net assets that constitute a business or equity interests of one or more other entities and obtains control over that entity or entities.

On the former underscored point from SFAS 141.9, above, by reference to the Division of Corporation Finance Manual (2008): The determination of what constitutes a business for reporting purposes (e.g., S-X 3-05 and Item 2.01 of Form 8-K) is made by reference to the definition of a “business” in S-X 11-01(d). The determination of what constitutes a business for accounting purposes (e.g., whether acquired net assets constitute a business for purposes of determining whether a business combination as defined in SFAS 141R has occurred) is made by reference to SFAS 141R paragraph 3d (or if prior to SFAS141R effective date, then EITF 98-3, “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or a Business”). It is possible for acquired assets to represent a business for reporting purposes, but not for accounting purposes.

Paragraph 6 of EITF 98-3 states: “A business is a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues. For a transferred set of activities and assets to be a business, they must contain all of the inputs and processes necessary to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers . . . . A transferred set of activities and assets fails the definition of a business if it excludes one or more of the above items such that it is not possible for the set to continue normal operations and sustain a revenue stream by providing its products and/or services to customers . . . . However, if the transferred set is in the development stage and has not commenced planned principal operations, the set is presumed not to be a business.”

Paragraphs 8 and 9 of SFAS No. 7 Development Stage Enterprises states: “For purposes of this Statement, an enterprise shall be considered to be in the development stage if it is devoting substantially all of its efforts to establishing a new business and either of the following conditions exists: a. Planned principal operations have not commenced. b. Planned principal operations have commenced, but there has been no significant revenue . . . . A development stage enterprise will typically be devoting most of its efforts to activities such as financial planning; raising capital; exploring for natural resources; developing natural resources; research and development; establishing sources of supply; acquiring property, plant, equipment, or other operating assets, such as mineral rights; recruiting and training personnel; developing markets; and starting up production.”

Based upon these two context references, we concluded that the Interlink Asset Group did not meet any of the factors required under the definition of a “business.” Further, the assets transferred, collectively, and the associated activities are in the development stage of operations. Accordingly, we concluded that the Interlink Asset Group did not constitute a business for applying SFAS 141 and was, therefore, outside of that Statement’s scope.

Inputs: The assets transferred include the assets, the employees, the ability to access materials, and some intellectual property necessary to conduct activities. However, the principal offering design and technology had not been formally established through development efforts on the transfer date. Rather, Net Talk is tasked with developing the offering that will embody equipment, software and services. Accordingly, this condition is not achieved.

Processes: Net Talk is tasked with the development of systems, standards and protocols that act to define the processes necessary to sustain the activity in the form of a business. Accordingly, this condition is not achieved.

Outputs: Net Talk did not have the ability to access customers that purchase the outputs on the acquisition date and, in fact, only developed the prototypes in December 2008. Customer access is not currently projected to occur until March of 2009. Accordingly, this condition is not achieved.

By virtue of the fact that the transferred assets do not meet the definition of a “business” under EITF 98-3 and, on the transfer date, the company was in its development stage, accounting for the acquisition under SFAS 141 Business Combinations is precluded. The context for accounting for the transfer will be other accounting standards, principally SFAS 142 Goodwill and Other Intangible Assets.

Reporting Purposes:

We reported the Interlink Asset Group as a business (e.g. pro forma information) because we believe that, while the assets do not constitute a business for accounting purposes, they do constitute a business for reporting purposes. We note that the Division of Corporation Finance Reporting Manual (2008) alerts Issuers to this possibility. The manual provided that a “business” for purposes of S-X 3-05 is identified by evaluating whether there is sufficient continuity of operations so that disclosure of prior financial information is material to an understanding of future operations. There is a presumption in S-X 11-01(d) that a separate entity, subsidiary, or division is a business. A lesser component, such as a product line, also may be considered a business. In evaluating whether a lesser component is a business, S-X 11-01(d) requires registrants to consider the following:

•	Will the nature of the revenue producing activity generally remain the same?

•	Will the facilities, employee base, distribution system, sales force, customer base, operating rights, production techniques, or trade names remain after the acquisition?

Although the transfer does not meet the definition of a business for accounting purposes, it does, in our opinion, meet the broader definition provided for public reporting purposes. By weight of the activities before and after the exchange, the principal activities are consistent. Although there are no customers, or current revenue producing activities, the activities of the employees who were transferred and the use of the physical and intangible assets will be consistent and, in fact, a continuation of the development of the TK 6000 offering. Management generally concluded that the prior financial information of the predecessor operation is relevant and useful for both current and future shareholders of Net Talk.

The later underscored point from SFAS 141.9, states that a business combination is present when an entity acquires equity interests of one or more other entities and obtains control over that entity. No equity interests were exchanged in our purchase of the Interlink Asset Group. Net Talk did not acquire equity interests of Interlink. Rather, it acquired assets from Vicis, which had seized those assets as a secured creditor under a Security Agreement with Interlink. Accordingly, we concluded that the Interlink Asset Acquisition did not fall within the scope of SFAS 141 on this point.

In response to the question about reverse acquisition:

SFAS 141.17 provides that in a business combination effected through an exchange of equity interests, the entity that issues the equity interests is generally the acquiring entity. In some business combinations (commonly referred to as reverse acquisitions), however, the acquired entity issues the equity interests. We believe that our step-by-step process and the conclusions reached relative to each step results in the conclusion that the Net Talk and Interlink transactions were not a reverse acquisition. We concluded that Net Talk’s acquisition of the Interlink Asset Group did not constitute a business purchase combination within the scope of SFAS 141.9. Accordingly, in the absence of common control (defined in EITF 02-05) the issue of who purchased whom was not considered relevant to our analysis.

QUESTION 5: PROVIDE AN ANALYSIS OF STOCK OWNERSHIP OF NET TALK AND INTERLINK BEFORE THE TRANSACTION AND OF NET TALK AFTER THE TRANSACTION.

Response:

The following table illustrates the requested information. Please note that Messrs. Kyraikides and Hosfeld received their additional post-acquisition Net Talk shares through employment arrangements that have been accounted for as compensation.

	Interlink Pre Acquisition		Net Talk
			Pre Acquisition		Post Acquisition
	Shares	Percent	Shares	Percent	Shares	Percent
Common Interests:
Kyriakides, A.	7,277,000	16.6	10,000	1.7	2,110,000	24.5
Hosfeld, K.	2,037,000	4.6	—	—	1,100,000	12.8
Midtown Partners	340,910.8		22,950	3.8	1,022,950	11.9

	9,654,910	22.0	32,950	5.5	4,232,950	49.2
Other shareholders	34,055,433	78.0	566,850	94.5	4,366,850	50.8

Total	43,710,343	100.0	599,800	100.0	8,599,800	100.0

*    *    *    *    *

We believe that we have fully responded to your questions. However, if we have omitted any information that you believe would be useful, please contact me.

Sincerely yours,

NET TALK.COM, INC.

/s/ Guillermo Rodriguez
Guillermo Rodriguez
Chief Financial Officer and
Member of the Board of Directors